Exhibit 1

For immediate release	14 June 2012

WPP plc

Scrip dividend alternative in respect of the second interim dividend for 2011

Scrip reference share price

WPP plc (the Company) announces that the scrip reference share price for the second interim dividend for the year ended 31 December 2011 is 762.6 pence per share.

The scrip reference share price is equal to the average middle market quotation for a fully paid ordinary share of the Company, as shown in the London Stock Exchange Daily Official List, for the period 7 June to 13 June 2012, being the five dealing days following the day on which the Company’s shares were first quoted “ex” the second interim dividend.

For share owners wishing to elect to join the Company’s Scrip Dividend Scheme in order to be eligible to receive new shares in respect of the second interim dividend, the remaining timetable is as follows:

Last time and date for receipt of Scrip Dividend Mandate Forms/CREST Dividend Election Input Messages	5.00 p.m. on 22 June 2012
Last time and date for receipt of all necessary documentation in order to avoid Irish dividend withholding tax being imposed in respect of the scrip dividend	5.00 p.m. on 22 June 2012
Dividend payment date	9 July 2012
Expected date of admission and first day of dealings in new shares on the London Stock Exchange	9 July 2012

Full details of the Company’s Scrip Dividend Scheme, including certain important information in relation to Irish dividend withholding tax and claiming an exemption there from, are contained in the circular dated 19 April 2011. A copy of the circular is also available to view on WPP’s website www.wpp.com.